SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 9, 2016

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November 9, 2016, entitled “Syneron Medical Reports Third Quarter 2016 Revenue of $71.5 Million.”

The GAAP financial statement tables included in the press release (pages 4-6 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729) and on September 8, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: November 9, 2016

Syneron Medical Reports Third Quarter 2016 Revenue of $71.5 Million

Total Revenue Grows 15.3% Year-Over-Year; Product Revenue Grows 18.6% Year-Over-Year

GAAP Earnings per Share $0.02; Non-GAAP Earnings per Share $0.08

Irvine, CA, November 9, 2016 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three month period ended September 30, 2016.

Third Quarter 2016 Financial Highlights:
•	Revenue of $71.5 million, up 15.3% year-over-year
•	Product revenue up 18.6% year-over-year, including 19.5% North America and 18.1% international growth
•	Emerging products revenue of $24.1 million, which represents the Company’s strategic growth drivers, grew 61% year-over-year
•	Total Body Shaping revenue of $14.2 million grew 46% year-over-year
•	GAAP earnings per share of $0.02, compared to GAAP loss per share of $(0.18) in Q3 2015; non-GAAP earnings per share of $0.08, compared to non-GAAP earnings per share of $0.03 in Q3 2015
•	Cash position as of September 30, 2016 of $82.9 million with no debt; generated $3.9 million in cash flow from operations

Amit Meridor, Chief Executive Officer of Syneron Medical, said “We delivered good revenue growth and improved profitability in the third quarter. Our revenue performance was driven by our Emerging Products, including the launch of UltraShape Power in North America. We are pleased that product revenue grew in all geographies, including 19.5% in North America where we are building on this momentum with the appointment of a proven aesthetic industry veteran, Philippe Schaison, as CEO of our North America business.”

Mr. Meridor continued, “We continue to benefit from our strategic focus on our Emerging Products, which drove improved operating margin and net income in the quarter. We also generated $3.9 million in cash flow from operations, further strengthening our balance sheet.”

Revenue Highlights for the Third Quarter Ended September 30, 2016:

Third quarter 2016 revenue was driven by 61% growth from the Company’s Emerging Products, which represent the Company’s strategic growth drivers including UltraShape, VelaShape, PicoWay, Profound and CO2RE Intima. Third quarter Emerging Products revenue included $14.2 million in revenue from the Body Shaping portfolio, which grew 46% year-over-year, mainly from UltraShape sales, driven by the launch of UltraShape Power.

Third quarter 2016 revenue did not include any sales from the Company’s dental laser subsidiary, which was sold in May 2016. In the third quarter 2015, the Company had $0.5 million in sales from the dental laser subsidiary.

Financial Highlights for the Third Quarter Ended September 30, 2016:

GAAP Gross Margin for the third quarter 2016 was 51.8%, compared to 55.3% in the third quarter 2015. Non-GAAP gross margin for the third quarter 2016 was 53.1%, compared to 57.0% in the third quarter 2015. This reflects revenue growth from international distribution channels, mainly in the Asia-Pacific and EMEA regions, differences in product mix, and higher product upgrade sales from recently introduced products, compared to the third quarter 2015.

GAAP Operating Income for the third quarter 2016 was $1.4 million, compared to a GAAP operating loss of $(7.1) million in the third quarter 2015, which included $5.6 million of intangible asset and goodwill impairments related to a subsidiary. Non-GAAP operating income for the third quarter 2016 was $3.8 million, compared to $1.3 million in the third quarter 2015. GAAP operating margin for the third quarter 2016 was 2.0%, compared to a negative GAAP operating margin of (11.4)% for the third quarter of 2015. Non-GAAP operating margin for the third quarter 2016 was 5.3%, compared to 2.0% in the third quarter 2015. This increase reflects growth from the Company’s higher margin Emerging Products, cost efficiencies, and revenue growth from the Company’s existing international distribution channels, which has lower operating expenses for the Company.

GAAP Net Income and GAAP Earnings per Share in the third quarter 2016 was $0.6 million, or $0.02 per share, compared to GAAP net loss of $(6.5) million, or $(0.18) GAAP loss per share, in the third quarter 2015. Non-GAAP net income and non-GAAP earnings per share in the third quarter 2016 was $2.7 million, or $0.08 per share, compared to non-GAAP net income of $0.9 million, or $0.03 non-GAAP earnings per share, in the third quarter 2015.

Cash Position As of September 30, 2016, the Company’s overall cash position, including cash and cash equivalents, short-term bank deposits and marketable securities, grew to $82.9 million from $76.7 million as of June 30, 2016.

Use of Non-GAAP Measures:
This press release provides financial measures for gross profit, operating income (loss), net income (loss) and earnings (loss) per share, which exclude expenses related to stock-based compensation expense, amortization of acquired intangible assets, fair value adjustment to investment in Iluminage Beauty JV, re-measurement of contingent consideration fair value, impairments of a subsidiary’s goodwill and intangible assets, legal settlements and related fees, net gain from sale of the Light Instruments subsidiary, and tax benefit, and are therefore not calculated in accordance with Generally Accepted Accounting Principles (GAAP).

Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating income (loss), net income (loss) and earnings (loss) per share, and exclude the impact of items or trends that are not considered core influences on the results of operations, financial position or cash flows. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for or superior to the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures to make operational and investment decisions and to evaluate the Company's performance and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference Call:
Syneron management will host its third quarter 2016 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q3 2016 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-280-3488 in the U.S., and 1-646-254-3376 from outside of the U.S. The conference pass code is: 8307359.

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, women’s intimate wellness treatments, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, CO2RE, CO2RE Intima, Profound and elōs Plus.

Founded in 2000, the company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
+972-73-2442200
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015

Revenues	$71,547	$62,074	$215,210	$198,959
Cost of revenues	34,512	27,738	103,912	93,377

Gross profit	37,035	34,336	111,298	105,582
Operating expenses:
Sales and marketing	23,637	23,934	69,858	69,468
General and administrative	6,236	6,301	20,675	22,187
Research and development	5,413	5,550	16,952	17,364
Other expenses, net	305	5,613	811	5,039

Total operating expenses	35,591	41,398	108,296	114,058

Operating income (loss)	1,444	(7,062)	3,002	(8,476)

Financial income, net	29	-	299	6

Income (loss) before tax on income	1,473	(7,062)	3,301	(8,470)

Taxes on income (tax benefit)	885	(536)	2,221	(155)

Net income (loss)	$588	$(6,526)	$1,080	$(8,315)

Income (loss) per share:

Basic
Net income (loss) per share	$0.02	$(0.18)	$0.03	$(0.23)

Diluted
Net income (loss) per share	$0.02	$(0.18)	$0.03	$(0.23)

Weighted average shares outstanding:
Basic	34,711	36,395	34,755	36,609

Diluted	34,891	36,395	34,936	36,609

Syneron Medical Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	September 30,	December 31,
	2016	2015

Assets

Current assets:
Cash and cash equivalents	$50,262	$56,330
Short-term bank deposits	342	357
Available-for-sale marketable securities	19,063	14,274
Trade receivable, net	52,657	53,423
Other accounts receivables and prepaid expenses	12,870	12,438
Inventories	46,682	49,352

Total current assets	181,876	186,174

Long-term assets:
Severance pay fund	474	509
Long-term deposits and others	274	292
Long-term available-for-sale marketable securities	13,228	15,695
Investment in affiliated company	19,800	19,800
Property and equipment, net	12,173	9,823
Deferred taxes	21,244	20,363
Intangible assets, net	9,442	12,694
Goodwill	18,257	21,442

Total long-term assets	94,892	100,618

Total assets	$276,768	$286,792

Liabilities and stockholders' equity

Current liabilities:
Accounts payable	$14,999	$23,045
Deferred revenues	14,053	12,481
Other accounts payable and accrued expenses	32,781	36,316

Total current liabilities	61,833	71,842

Long-term liabilities:
Contingent consideration liability	878	878
Deferred revenues	3,082	3,395
Warranty accruals	1,342	861
Accrued severance pay	563	603

Total long-term liabilities	5,865	5,737

Stockholders' equity:	209,070	209,213

Total liabilities and stockholders' equity	$276,768	$286,792

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the nine-months ended
	September 30,	September 30,
	2016	2015
Cash flows from operating activities:
Net income (loss)	$1,080	$(8,315)
Adjustments to reconcile net loss to net cash used by operating activities:
Share-based compensation	2,749	2,811
Depreciation and amortization	5,900	6,645
Impairments of goodwill and intangible assets	-	5,613
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	500	474
FMV adjustment to investment in Illuminage Beauty JV	1,960	(630)
Revaluation of contingent liability	-	56
Net gain from sale of a subsidiary	(1,149)	-
Changes in operating assets and liabilities:
Trade receivable, net	938	1,655
Inventories	1,575	(15,420)
Other accounts receivables and prepaid expenses	159	(763)
Deferred taxes	(678)	(1,141)
Accounts payable	(9,151)	(4,741)
Deferred revenues	899	1,197
Accrued warranty accruals	739	(1,517)
Other accounts payable and accrued expenses	(3,610)	(5,208)

Net cash provided by (used in) operating activities	1,911	(19,284)

Cash flows from investing activities:
Purchases of property and equipment	(3,288)	(3,636)
Purchases of Intangible asset	(150)	-
Proceeds from the sale or maturity of marketable securities	22,012	26,899
Purchase of marketable securities	(24,810)	(18,274)
Proceeds from short-term bank deposits, net	15	6,051
Investment in affiliated company	(1,960)	-
Other investing activities	4,320	(29)

Net cash provided by (used in) investing activities	(3,861)	11,011

Cash flows from financing activities:
Acquisition of shares held by non-controlling interest	(1,088)	-
Repurchase of shares from shareholders	(3,925)	(8,916)
Proceeds from exercise of stock options	-	2,097

Net cash used in financing activities	(5,013)	(6,819)

Effect of exchange rates on cash and cash equivalents	895	(776)

Net decrease in cash and cash equivalents	(6,068)	(15,868)

Cash and cash equivalents at beginning of period	56,330	57,189

Cash and cash equivalents at end of period	$50,262	$41,321

Syneron Medical Ltd.
Reconciliation of Unaudited Condensed GAAP to Non GAAP financial measures
(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015

GAAP gross profit	$37,035	$34,336	$111,298	$105,582

Stock-based compensation	40	49	107	149
Amortization of intangible assets	900	1,010	2,700	3,030

Non-GAAP gross profit	$37,975	$35,395	$114,105	$108,761

GAAP operating income (loss)	$1,444	$(7,062)	$3,002	$(8,476)

Stock-based compensation	970	979	2,747	2,811
Amortization of intangible assets	1,056	1,468	3,400	4,416
FMV adjustment to investment in JV	-	-	1,960	(630)
Re-measurement of contingent consideration	-	-	-	56
Impairments of a subsidiary's goodwill and intangible assets	-	5,613	-	5,613
Legal settlements and related fees	-	260	-	1,656
Net gain from sale of a subsidiary	305	-	(1,149)	-

Non-GAAP operating income	$3,775	$1,258	$9,960	$5,446

GAAP net income (loss)	$588	$(6,526)	$1,080	$(8,315)

Stock-based compensation	970	979	2,747	2,811
Amortization of intangible assets	1,056	1,468	3,400	4,416
FMV adjustment to investment in JV	-	-	1,960	(630)
Re-measurement of contingent consideration	-	-	-	56
Impairments of a subsidiary's goodwill and intangible assets	-	5,613	-	5,613
Legal settlements and related fees	-	260	-	1,656
Net gain from sale of a subsidiary	305	-	(1,149)	-
Tax benefit	(256)	(856)	(852)	(1,637)

Non-GAAP net income	$2,663	$938	$7,186	$3,970

Income (loss) per share:
Basic
GAAP net income (loss) per share	$0.02	$(0.18)	$0.03	$(0.23)

Stock-based compensation	0.03	0.03	0.08	0.08
Amortization of intangible assets	0.03	0.04	0.10	0.12
FMV adjustment to investment in JV	-	-	0.06	(0.02)
Re-measurement of contingent consideration	-	-	-	-
Impairments of a subsidiary's goodwill and intangible assets	-	0.15	-	0.15
Legal settlements and related fees	-	0.01	-	0.05
Net gain from sale of a subsidiary	0.01	-	(0.03)	-
Tax benefit	(0.01)	(0.02)	(0.02)	(0.04)

Non-GAAP net income per share	$0.08	$0.03	$0.22	$0.11

Diluted
GAAP net income (loss) per share	$0.02	$(0.18)	$0.03	$(0.23)

Stock-based compensation	0.03	0.03	0.08	0.08
Amortization of intangible assets	0.03	0.04	0.10	0.12
FMV adjustment to investment in JV	-	-	0.06	(0.02)
Re-measurement of contingent consideration	-	-	-	-
Impairments of a subsidiary's goodwill and intangible assets	-	0.15	-	0.15
Legal settlements and related fees	-	0.01	-	0.05
Net gain from sale of a subsidiary	0.01	-	(0.03)	-
Tax benefit	(0.01)	(0.02)	(0.02)	(0.04)

Non-GAAP net income per share	$0.08	$0.03	$0.22	$0.11

Weighted average shares outstanding:

Basic	34,711	36,395	34,755	36,609

Diluted	34,891	36,672	34,936	37,059